SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Anaplan, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

03272L108
(CUSIP Number)

Keith Meister

Patrick J. Dooley, Esq.

Corvex Management LP

667 Madison Avenue

New York, NY 10065

(212) 474-6700

Richard D. Holahan, Jr.

JS Capital Management LLC

888 Seventh Avenue, 40th Floor

New York, NY 10106

(212) 655-7188

with a copy to:

Eleazer Klein, Esq.

Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 21, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 03272L108	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON CORVEX MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Item 5 below)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 03272L108	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON KEITH MEISTER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Item 5 below)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 03272L108	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON JS CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Item 5 below)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 497,660
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 497,660
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 497,660
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON OO (limited liability company)

CUSIP No. 03272L108	SCHEDULE 13D/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON JONATHAN SOROS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Item 5 below)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 497,660
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 497,660
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 497,660
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03272L108	SCHEDULE 13D/A	Page 6 of 8 Pages

The following constitutes Amendment No. 1 (this “Amendment No. 1”) to the Schedule 13D filed by the undersigned on March 17, 2022 with respect to the Shares of the Issuer (the “Original Schedule 13D”). This Amendment No. 1 amends the Original Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and supplemented by the addition of the following:

The 497,660 Shares (including the Shares and Swaps reported as being sold herein) reported herein by the JS Capital Persons were acquired using the working capital of JS Capital at an aggregate purchase price of approximately $75,208,850, including brokerage commissions. The JS Capital Persons may effect purchases of securities through margin accounts maintained for JS Capital with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Such positions may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented by the addition of the following:

On March 21, 2022, the Issuer disclosed, in the Issuer’s Current Report on Form 8-K, that the Issuer had entered into an Agreement and Plan of Merger, dated March 20, 2022, whereby the Issuer will be acquired by affiliates of investment funds advised by Thoma Bravo, L.P. (the “Thoma Bravo Deal”). Corvex commends the Issuer for entering into the Thoma Bravo Deal. In light of the foregoing, (i) Corvex Select Equity Master Fund intends to promptly withdraw its notice of intent to nominate Mr. Meister for election to the Board at the Annual Meeting and (ii) on March 21, 2022, Corvex sent written notice to Sachem Head terminating the Advocacy Agreement and, as of  March 21, 2022, the Corvex Persons are no longer acting with Sachem Head as a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of the close of business on the date hereof, the Reporting Persons may be deemed to beneficially own 497,660 Shares representing approximately 0.3% of the Shares outstanding.

CUSIP No. 03272L108	SCHEDULE 13D/A	Page 7 of 8 Pages

As of the close of business on the date hereof, the Corvex Persons do not beneficially own any Shares.

As of the close of business on the date hereof, the JS Capital Persons may be deemed to beneficially own 497,660 Shares, representing approximately 0.3% of the Shares outstanding.

As of March 21, 2022, the Corvex Persons and Sachem Head are no longer acting as a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

For the avoidance of doubt, each of the Corvex Persons expressly disclaims beneficial ownership of the Shares beneficially owned by each of the JS Capital Persons and Sachem Head. Each of the JS Capital Persons expressly disclaims beneficial ownership of the Shares beneficially owned by Sachem Head.

(b) Corvex does not have sole voting and dispositive power over any Shares. JSCM has sole voting and dispositive power over 497,660 Shares, which power is exercised by Mr. Soros by virtue of his position as managing member of JSCM.

(c) On March 21, 2022, certain Corvex Funds and Accounts (i) sold 2,829,117 Shares at a weighted average price of $64.69 per share (at individual prices ranging from $64.50 to $64.90 per share) and (ii) sold 1,094,279 Shares represented by Swaps at a weighted average price of $64.54 per share (at individual prices ranging from $64.50 to $64.67 per share).1

On March 21, 2022, JS Capital (i) sold 350,000 Shares at a weighted average price of $64.56 per share (at individual prices ranging from $64.54 to $64.75 per share) and (ii) sold 704,687 Shares represented by Swaps at a weighted average price of $64.55 per share (at individual prices ranging from $64.50 to $64.74 per share).2

(d) No person (other than the JS Capital Persons and JS Capital) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e) As of March 21, 2022, the Reporting Persons may no longer be deemed to be part of a “group” that beneficially owns more than 5% of the Shares outstanding.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented by the addition of the following:

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

[1] Shares were sold in multiple transactions at prices between the price ranges indicated herein. The Corvex Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

[2] Shares were sold in multiple transactions at prices between the price ranges indicated herein. The JS Capital Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

CUSIP No. 03272L108	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 21, 2022

CORVEX MANAGEMENT LP

By:	/s/ Keith Meister
Keith Meister
Managing Partner

KEITH MEISTER

By:	/s/ Keith Meister
Keith Meister

JS CAPITAL MANAGEMENT LLC

By:	/s/ Richard D. Holahan, Jr.
Richard D. Holahan, Jr.
Vice President

JONATHAN SOROS

By:	/s/ Jonathan Soros
Jonathan Soros